Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 31, 2025

Relating to Preliminary Prospectus Supplement dated July 31, 2025

Registration No. 333-282261

ANNALY CAPITAL MANAGEMENT, INC.

8.875% Series J Fixed Rate Cumulative Redeemable Preferred Stock

($25.00 Liquidation Preference Per Share)

Final Term Sheet July 31, 2025

Issuer:	Annaly Capital Management, Inc.

Securities Offered:	8.875% Series J Fixed Rate Cumulative Redeemable Preferred Stock

Shares Offered:	10,000,000 shares

Over-Allotment Option:	1,500,000 shares

Trade Date:	July 31, 2025

Settlement and Delivery Date:	August 7, 2025 (T + 5)*

Public Offering Price:	$25.00 liquidation preference per share; $250,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $7,875,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, After Underwriting Discount but Before Expenses:	$24.2125 per share; $242,125,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	From and including the original issue date at a fixed rate equal to 8.875% per annum of the $25.00 liquidation preference (equivalent to $2.21875 per annum per share)

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on or about the last day of March, June, September and December of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about December 31, 2025 (long first dividend) in the amount of $0.88750 per share and will be paid to the persons who are the holders of record of the Series J Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors.

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	September 30, 2030

Conversion Rights:	Share Cap: 2.43072

Use of Proceeds:

We estimate that the net proceeds of this offering will be approximately $241.8 million (or approximately $278.1 million if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to acquire targeted assets under our capital allocation policy. These investments include, without limitation, Agency MBS pools, to-be-announced forward contracts, mortgage servicing rights and residential credit assets (including residential mortgage loans). We also intend to use the net proceeds of this offering for general corporate purposes.

New York Stock Exchange Listing Symbol:	NLY.J

CUSIP:	035710 821

ISIN:	US0357108218

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Keefe, Bruyette & Woods, Inc. Piper Sandler & Co.

*

It is expected that the delivery of the shares will be made against payment therefor on or about August 7, 2025, which is the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares prior to the business day immediately preceding the settlement date will be required, by virtue of the fact that the shares initially will settle in T+5, to specify an alternative settlement cycle at the time of any trade to prevent a failed settlement and should consult their own adviser.

The issuer has filed a registration statement (including a base prospectus dated September 20, 2024) and a preliminary prospectus supplement, dated July 31, 2025 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling Morgan Stanley & Co. LLC toll-free at 1 (866) 718-1649; BofA Securities, Inc. at 1 (800) 294-1322; Goldman Sachs & Co. LLC at 1 (866) 471-2526; J.P. Morgan Securities LLC collect at 1 (212) 834-4533; RBC Capital Markets, LLC toll-free at 1 (866) 375-6829; UBS Securities LLC toll-free at 1 (833) 481-0269 and Wells Fargo Securities, LLC toll-free at 1 (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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